March 5, 2019

Mutya Harsch
General Counsel and Chief Legal Officer
Foamix Pharmaceuticals Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 7670402
Israel

       Re: Foamix Pharmaceuticals Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 1, 2019
           File No. 001-36621

Dear Ms. Harsch:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Exhibits

1. We note that for Proposals 3(a), 3(b), 6(a), 6(b) and 6(c), you have indicated in the proxy card that if the shareholder does not mark any box with respect to being a controlling shareholder or having a personal interest in the proposal, then it will be deemed that such shareholder is not a controlling shareholder and has no personal interest. However, these statements contradict your descriptions for these proposals and the boxed disclosure at the top of page 9, where you state you may no longer assume that shareholders have no personal interest and that if a shareholder does not confirm the lack of personal interest, the holder's proxy will not be voted on these proposals. Please reconcile your disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mutya Harsch
Foamix Pharmaceuticals Ltd.
March 5, 2019
Page 2

       Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.



FirstName LastNameMutya Harsch                           Sincerely,
Comapany NameFoamix Pharmaceuticals Ltd.
                                                         Division of
Corporation Finance
March 5, 2019 Page 2                                     Office of Healthcare &
Insurance
FirstName LastName